

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2024

Mark Cloutier
Chief Executive Officer
Aspen Insurance Holdings Limited
141 Front Street
Hamilton, HM19
Bermuda

> **Re: Aspen Insurance Holdings Limited**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed February 1, 2024**
> **File No. 333-276163**

Dear Mark Cloutier:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 12, 2024 letter.

Amendment No. 1 to Registration Statement on Form F-1

General

1.   We note your response to prior comment 4 and reissue. Because CAGR only represents two discrete snapshots in time but does not show trends or events during the periods represented, please balance your disclosure by also including the annual rates for the periods represented and indicate that such growth trends may not continue.

Risk Factors, page 28

2.   We note your response to prior comment 3. Please add a separately captioned risk factor describing your multiple class share structure, the disparate voting rights, and the risks the structure presents to investors.

Management's Discussion and Analysis, page 82

3. We note your response to prior comment 7 and the revised disclosure on page 83 addressing macro effects of inflation. We note the discussion on page 31 regarding the current hard market cycle, which you indicate has been supported partly by inflation. We also note discussions on pages 34 and 35 regarding inflation and related economic factors potentially impacting, for example, reserves, the debt securities portfolio and policy holder loss costs. However, we are unable to locate revised disclosure in Management's Discussion and Analysis other than the macro effects on page 83. Please revise the period-to-period analyses to address the extent to which inflation and related economic factors have materially impacted your financial condition, changes in financial condition and results of operations.

Conflicts Committee, page 179

4. We note your response to prior comment 12. We also note Apollo's operations and interests in other entities engaged in insurance. Given Apollo's control as described on page 23, please revise to address potential conflicts of interest and include risk factor disclosure as appropriate.

Executive Compensation
Summary of Compensation, page 201

5. Please update your executive compensation disclosure for the 2023 fiscal year. Refer to Item 6.B. of Form 20-F.

Principal and Selling Shareholders, page 202

6. We note your footnote (1) to the beneficial ownership table on page 203. Please disclose the natural person or persons who have voting and dipositive control over the shares held by Highlands Bermuda Holdco, Ltd.

Exclusive Jurisdiction, page 215

7. We note your response to prior comment 13 and reissue. Your revised disclosure on pages 62 and 215 appears to indicate that the exclusive jurisdiction provision does not apply to actions arising under the Securities Act or Exchange Act. If so, please revise to state this clearly here and on page 62. In addition, ensure that the exclusive forum provision in the governing documents also states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

   Please contact Tonya Aldave at 202-551-3601 or James Lopez at 202-551-3536 with any other questions.

            Sincerely,

            Division of Corporation Finance
            Office of Finance

cc: Robert A. Ryan, Esq.